Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Jurisdiction of Incorporation or Organization
Kinergy Marketing LLC	Oregon
Alto Nutrients, LLC	California
Alto Op Co.	Delaware
Alto West, LLC	Delaware
Alto Columbia, LLC	Delaware
Alto Magic Valley, LLC	Delaware
Alto Central, LLC	Delaware
Alto Pekin, LLC	Delaware
Alto ICP, LLC	Delaware
Eagle Alcohol Company LLC	Missouri
Alto Carbonic, LLC	Delaware